[Letterhead of Breyer & Associates PC]

July 30, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Riverview Bancorp, Inc.
Request to Withdraw Registration Statement on Form S-1
File Number 333-168402

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Riverview Bancorp, Inc. (the “Registrant”) hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-1, together with all exhibits thereto (collectively, the “Registration Statement”).

The withdrawal is requested as a result of a filing error relating to improper EDGAR coding. The Registration Statement should have been filed under form type S-1MEF and was erroneously filed under form type S-1. No securities were sold in connection with the offering. Michael R. Clampitt of the Securities and Exchange Commission (“SEC”) has indicated that in order to remedy the filing error, the Registrant should withdraw the Registration Statement and promptly re-file it under the correct form type. Accordingly, the Registrant intends, after submission of this withdrawal request, to re-file its registration statement under form type S-1MEF.

If you have any questions with respect to this request, please contact the undersigned at (703) 883-1100. In my absence, please contact Dave M. Muchnikoff of Silver, Freedman & Taff, L.L.P. at (202) 295-4513.

Sincerely,

/s/ John F. Breyer, Jr.

John F. Breyer, Jr.

JFB/ktr/1136

Cc:	Michael R. Clampitt, Senior Attorney, Division of Corporation Finance, Securities and Exchange Commission

Allicia Lam, Staff Attorney, Division of Corporation Finance, Securities and Exchange Commission, Mail Stop 4720

Dave M. Muchnikoff, Esquire, Silver, Freedman & Taff, L.L.P

Patrick Sheaffer, Chief Executive Officer, Riverview Bancorp, Inc.

Ronald A. Wysaske, President and Chief Operating Officer, Riverview Bancorp, Inc.

Kevin J. Lycklama, Chief Financial Officer, Riverview Bancorp, Inc.